MK

10027008

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALES CAPITAL SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE STE 2050
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY LEE 415-464-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

1454 RT 22, SUITE A-104 (Address), BREWSTER (City) NY (State) 10509 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/8/2010

OATH OR AFFIRMATION

I, JOHN KRASKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALES CAPITAL SECURITIES, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Signature

PRESIDENT

Title

Joyce Mary Joyce 2/23/10

Notary Public

JOYCE MARY JOYCE
Notary Public, State of New York
No. 01J04737450
Qualified in Queens County
Commission expires 08/31/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALES CAPITAL SECURITIES

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009
with Report of Registered Public Accounting Firm

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

To the Stockholder and Board of Directors
of Hales Capital Securities

In planning and performing our audit of the financial statements and supplemental schedules of Hales Capital Securities (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combinations of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atti & Company, PLLC

January 22, 2010

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

To the Board of Directors
of Hales Capital Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation-Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Hales Capital Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Hales Capital Securities' compliance with the applicable instructions of the Transitional Assessment Reconciliation -Form SIPC-7T. Hales Capital Securities' management is responsible for Hales Capital Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Atti & Company, PLLC

February 8, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052876 FINRA DEC
HALES CAPITAL SECURITIES 10*10
250 PARK AVE STE 2050
NEW YORK NY 10177-2099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DANIEL BEATON 603-379-2478

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3390

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/14/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3240

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3240

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3240

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HALES CAPITAL SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of February, 20 10.

JOHN KRASKA, PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,356,662

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income 662

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,356,000

2e. General Assessment @ .0025 $ 3,390

(to page 1 but not less than $150 minimum)

HALES CAPITAL SECURITIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

Report of Registered Public Accounting Firm

To the Stockholder and Board of Directors
of Hales Capital Securities

We have audited the accompanying statement of financial condition of Hales Capital Securities (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hales Capital Securities at December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti & Company, PLLC

January 22, 2010

HALES CAPITAL SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Current Assets:	
Cash	$ 228,997
Receivable from affiliate	32,955
Accounts receivable	6,000
Prepaid expenses	975
	268,927
Other Assets:	
Goodwill	59,270
Total Assets	$ 328,197
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accrued professional and other expenses	$ 8,930
Stockholder's Equity:	
Common stock, no par value	
Authorized shares – 15,000,000	
Issued and outstanding – 10,000	7,200
Preferred stock, no par value	
Authorized shares – 7,500,000	
Issued and outstanding – 0	-
Additional paid-in-capital	201,104
Retained earnings	110,963
	319,267
Total Liabilities and Stockholder's Equity	$ 328,197

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Advisory fees	$ 1,356,000
Interest income	1,382
	1,357,382
Expenses:	
Fee and expenses charged by affiliate (Note 4)	1,257,266
Professional fees	14,147
Consultants	23,656
Other expenses	11,610
	1,306,679
Net Income (Note 5)	$ 50,703

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Shareholder's Equity
Balance at beginning of year	$ 7,200	$ 151,743	$ 170,260	$ 329,203
Contribution		49,361		49,361
Dividend			(110,000)	(110,000)
Net income			50,703	50,703
Balance at end of year	$ 7,200	$ 201,104	110,963	$ 319,267

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 50,703
Increase in receivables and prepaid expenses	(43,537)
Increase in accrued expenses	3,963
Net cash provided by operating activities	11,129
Cash flows from financing activities:	
Capital contribution	49,361
Dividend paid	(110,000)
Net cash flows used in financing activities:	(60,639)
Net decrease in cash	(49,510)
Cash and cash equivalents at beginning of year	278,507
Cash at end of year	$ 228,997

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

---

1. Summary Description of Business Activities

Hales Capital Securities (the "Company") was formed on August 21, 2000 in the state of California. The Company received its license from Financial Industry Regulatory Authority to become a licensed securities broker-dealer in May 2001 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides placement securities services for securities-based transactions, and fairness opinions. It is a wholly owned subsidiary of Hales Group, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by Hales Group, Inc. The acquisition resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs, of $59,270, was recorded as goodwill in the Company's financial statements.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Advisory Fee Income

Advisory fees are recognized as earned over the term of the contract.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2009, the Company had net capital of $ 215,067 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .041 to 1 at December 31, 2009.

4. Fee and Services From Affiliate

Hales and Company, Inc., a wholly owned subsidiary of Hales Group, Inc., provides professional staff, general and administrative services to the Company. In addition, Hales and Company, Inc. was paid a management fee of $1,100,000. Total charges amounted to $1,257,266 in 2009 and comprised:

Management fee	$ 1,100,000
Salaries and benefits	114,481
Rent	29,454
Other	13,331
	$ 1,257,266

5. Income Taxes

The Company is a qualified Subchapter-S subsidiary of Hales Group, Inc. Subchapter-S corporations do not pay income taxes. Income and deductions are passed through to the shareholders. Accordingly, there is no provision for income taxes in the accompanying financial statements.

6. FINRA

The Financial Industry Regulatory Authority (FINRA) has been conducting its periodic audit of the Company. At this time, management of the Company is unable to determine whether any claims resulting from such audit are probable, and if asserted, whether an unfavorable outcome is probable or remote, or the amount or range of loss in the event of an unfavorable outcome.

7. Subsequent Events

Management has evaluated subsequent events through January 22, 2010, the date of issuance of the Company's financial statements, and has determined that no additional items require disclosure.

SCHEDULE I

HALES CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2009

Net capital		
Total shareholder's equity	$	319,267
Less non-allowable assets		(99,200)
Net capital	$	220,067
Aggregate indebtedness		
Items included in statement of financial condition:		
Accrued expenses		8,930
Total aggregate indebtedness	$	8,930
Computation of basic net capital requirement		
Net capital	$	220,067
Minimum net capital required		(5,000)
Excess net capital	$	215,067
Ratio: Aggregate indebtedness to net capital		.041 to 1
Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2009		
Net capital as reported in Company's Part II unaudited Focus report	$	216,356
Receivable from affiliated company and accounts receivable		38,955
Non-allowable assets (above receivables)		(38,955)
Decrease in accrued expenses		3,711
Net capital audited	$	220,067

SCHEDULE II

HALES CAPITAL SECURITIES
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.